OMB

SEC Mail Processing Section

FEB 23 2017

Washington DC 406

17004535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkery Noyes Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 13th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard O'Donnell (212) 668-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

RMS

OATH OR AFFIRMATION

I, Richard O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkery Noyes Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL ISAAC ABRAMS
Notary Public - State of New York
NO. 01AB6283209
Qualified in New York County
My Commission Expires Jun 3, 2017

Signature

President& Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berkery Noyes Securities, LLC

Annual Report

December 31, 2016

Berkery Noyes Securities, LLC

Index to Annual Report
December 31, 2016

Berkery Noyes Securities, LLC
One Liberty Plaza, 13th Floor
New York, NY 10006
212.668.3355

SEA Rule 15c3-3 Exemption Report
December 31, 2016

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2016 without exception.

/s/ RICHARD O'DONNELL

Richard O'Donnell
President and Chief Compliance Officer
Date: February 21, 2017

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Member
of Berkery Noyes Securities, LLC

We have audited the accompanying statement of financial condition of Berkery Noyes Securities, LLC (the "Company"), as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in Notes 1 and 4 to the financial statements, the Company is dependent upon and has material transactions with its parent company, Berkery Noyes & Co., L.L.C. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

February 21, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$78,641
Prepaid expenses and other assets	11,362
Due from Parent	900
	$90,903
LIABILITIES AND MEMBER'S EQUITY	
Due to Parent	4,305
Member's Equity	86,598
	$90,903

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Operations
For the Year Ended December 31, 2016

REVENUES	
Fee Income	$0
EXPENSES	
Professional fees	82,390
Salaries and benefits	96,220
Regulatory expenses	19,676
Rent	11,582
Travel	2,260
Other	3,696
Total Expenses	215,824
Net Loss	($215,824)

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance at January 1, 2016	$107,422
Net Loss for the year	<215,824>
Capital Contributions from Parent	195,000
Balance at December 31, 2016	$86,598

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ <215,824>
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	2,819
Due to Parent (net)	<15,526>
Net Cash Used for Operating Activities	<228,531>
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from Parent	195,000
Net Change provided by Financing Activities	195,000
Net Change in Cash	<33,531>
CASH	
Beginning of year	112,172
End of year	$78,641

See notes to financial statements

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly-owned subsidiary of Berkery Noyes & Co., LLC (the "Parent"). The Company was formed to engage in merger and acquisition services, private placements of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement (the "Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations are dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accordingly actual results could differ from those estimates.

Revenue Recognition

Revenue consists of fee income and earned retainer fees in connection with client advisory assignments. Fee income is recognized at successful completion of deals and most deals have non-refundable retainer fees. Retainer fees are recognized as collected. The Company did not produce any revenues in 2016.

2. Summary of Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. As a consequence, concentration of credit risk is limited. At times the balance may be in excess of the insured limit.

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income of the Company is taxed to its member.

Management has determined that the company had no uncertain tax positions that would require financial statement disclosure or recognition.

Financing and Liquidity

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-2015 (ASU 2014-15), "Presentation of Financial Statemets- Going Concern." The amendments in this update provide guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern and to provide related footnote disclosures.

The Company earned no income in 2016 and has been totally reliant on Parent capital contributions to continue as a going concern. Management expects Parent capital contributions to continue through 2017, if and when necessary, while new employees are added and profitable new business is generated. There is no reason to believe that Parent will not continue to support the Company throughout 2017, including its ability to do so.

Subsequent Events

The Company's management has evaluated subsequent events for adjustments to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is February 21, 2017. On February 1, 2017, the Company received a cash capital contribution from the Parent in the amount of $25,000.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2016, the Company had Net Capital, of $78,641 which was $73,641 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .058 to 1.

4. Related Party Transactions

Revenues & Expenses

The Company occupies office space in which the Parent is the lessee. In turn the Company has a sublease agreement with the Parent that can be terminated upon 30 day's notice to the Parent. For the year ended December 31, 2016, the Company made rental payments totaling $11,582 to the Parent.

The Parent allocates employee compensation, including benefits, to the Company based upon management's best estimate of the time attributable to employees who work on the Company's matters. During 2016, total compensation allocated to the Company was $96,220. At December 31, 2016, $4,305 is due to the Parent in connection with the allocated compensation. In addition, the Parent owed the Company $900 for an overpayment of expenses as of December 31, 2016.

As part of ongoing business development efforts, the Parent and the Company refer business opportunities to each other for review and consideration. For the year ended December 31, 2016, there were no Parent referrals that resulted in revenues.

Capital Activity

During the year 2016, the Parent contributed $195,000 as cash capital to the Company.

Berkery Noyes Securities, LLC

Supporting Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2016

Berkery Noyes Securities, LLC

Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA")
December 31, 2016

NET CAPITAL	
Total Member's Equity from Statement of Financial Condition	$86,598
Deductions	
Non-allowable assets:	
Prepaid expenses and other assets	12,262
Net Capital	74,336
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital over minimum requirement	$69,336
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	
Total aggregate indebtedness liabilities	$4,305
Percent of aggregate indebtedness to net capital	5.8%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15C3-1

There are no material differences between the above calculation and the Calculation included in the Company's amended, unaudited FOCUS Report as of December 31, 2016

See Report of Independent Registered Public Accounting Firm

Berkery Noyes Securities, LLC

Computation of Determination of Reserve Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2016

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS
UNDER SEA RULE 15C3-3
As of December 31, 2016

The Company is engaged in private placements of securities and carries no customer accounts on its books nor had possession of customer securities.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Managing Member
Berkery Noyes Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Berkery Noyes Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 21, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212 286.2600 | Fax: 212.286 4080 | www.pkfod.com